Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities and Exchange Act of 1934

Subject Company: Cell Therapeutics, Inc.

Commission File No: 001-12465

The following is the entire presentation given by Cell Therapeutics, Inc. at its annual meeting of stockholders, held on June 20, 2003.

Welcome

Shareholders & Guests

June 20, 2003

Annual Shareholders Meeting

James A. Bianco

President and CEO

(GRAPHIC)

We’re fighting cancer

Business Meeting Agenda

•	Approve minutes
•	Elect Directors
•	Approve 2003 Equity Incentive Plan
•	Approve an amendment to Employee Stock Purchase Plan
•	Ratify selection of E&Y as independent auditors

Business Meeting

•	Call meeting to order
•	Introduction of officers, directors, accountants, inspector of elections
•	Record Date: May 7, 2003
•	Confirmation of quorum established

Business Meeting

•	Approval of minutes

Business Meeting

•	Election of class III Directors
-	Mary Mundinger
-	Jack Singer
-	Marty Sutter
•	Election of class I Director
-	John Fluke

Business Meeting

•	Approve 2003 Equity Incentive Plan

Business Meeting

•	Approve amendment to the Company’s 1996 Employee Stock Purchase Plan to increase the number of shares by 150,000 to a total of approximately 635,000 shares

Business Meeting

•	Ratify selection of Ernst & Young as independent auditors
•	Open the floor to motions

Business Meeting

•	Voting
•	Results of voting
•	Conclusion of the business items

Management Presentation

[GRAHIC]

Agenda

•	Oncology Portfolio Strategy J. Bianco
•	Market Dynamics
-	Hematology Market
-	Solid Tumor Market
•	CTI-Novuspharma merger
•	Commercial Development E. Kenney
•	Research and Clinical Development J. Singer
•	Closing Remarks J. Bianco

Forward Looking Statement

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results, the proposed CTI/Novuspharma merger, and risk and uncertainties that could affect CTI’s product and products under development. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with preclinical, clinical and sales and marketing developments in the biopharmaceutical industry in general and in particular including, without limitation, the potential failure to meet TRISENOX® revenue goals, the potential failure of XYOTAX™ to prove safe and effective for treatment of non-small cell lung and ovarian cancers, the potential failure of TRISENOX® to continue to be safe and effective for cancer patients, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling TRISENOX® and CTI’s products under development in addition to the risk that the CTI and Novuspharma businesses will not be integrated successfully; costs related to the proposed merger, failure of the CTI or Novuspharma stockholders to approve the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Where You Can Find

Additional Information

Cell Therapeutics, Inc. (CTI) will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.

CTI and Novuspharma S.p.A. and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of CTI and Novuspharma with respect to the transactions contemplated by the merger agreement. Information about the directors and officers of CTI is included in CTI’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on May 14, 2003.

This document is available free of charge at the SEC’s website at http://www.sec.gov and from CTI.

Making Cancer More Treatable

Providing less toxic, more effective

therapies to treat and cure cancer while

permitting patients and their families to

maintain their dignity and quality of life

New Paradigm in Treating Cancer

Improving treatment outcomes – four strategic directions

•	Improving tolerability of existing chemotherapy agents
•	Combining therapies to work more effectively without increased side effects
•	Developing tumor targeted therapies exploiting human genome
•	Treating cancer as a chronic disease without impacting quality of life

Oncology Strategy

•	Improve the safety and efficacy of existing agents which provide the cornerstone for standard of care
-	Taxanes (>$2B) XYOTAX™
-	Camptothecins (>$1B) CT-2106
-	Anthracyclines (>$500M) Pixantrone

•	Develop new agents with unique mechanisms of tumor cell killing without more side effects
-	TRISENOX®
-	LPAAT-ß inhibitors

•	Develop significant sales and marketing presence in cancer market segments where leverage is possible
-	Blood-related cancer market

•	Consider co-marketing relationship where size matters
-	Solid tumor indications

Commercial Synergies

Key Products	Hematology	Solid Tumors
TRISENOX®	APL, CML, MDS, Multiple myeloma
Pixantrone	Aggressive NHL Indolent NHL	Breast cancer Prostate cancer
XYOTAX™		NSC lung cancer Ovarian cancer
CT-2106		Colorectal cancer Small cell lung cancer

Hematology

Commercial opportunity

	2002 Incidence	2002 Prevalence
Total Hematologic	94,850	423,564
TRISENOX®
APL	1,050	2,535
Myelodysplastic
Syndromes	15,200	35,562
Multiple Myeloma	14,600	49,542
Pixantrone
AML	10,600	18,980
Indolent NHL	24,030	142,625
Aggressive NHL	29,370	174,320

Selected Companies

Focused on Hematology Market

Company	Key Products	Market Cap
Genentech	Rituxan®	$38 B
Berlex*	Campath®, Fludara®, Leukine®	$10 B
Idec	Zevalin®, Rituxan®	$6.3 B
Millennium	Velcade™	$4.7 B
Celgene	Thalomid®, Revimid™	$2.7 B
CTI	TRISENOX®, Pixantrone	$518 M1

*	Schering AG
[1]	Pro forma market cap

Hematology Market Dynamics

•	Few “big pharma” competitors in the space
•	High incidence diseases with few good treatment options
•	Concentrated target market
-	~4,500 physicians allows maximum sales and marketing leverage
•	Many agents used in combination therapy

Oncology

Commercial opportunity

	2002 Incidence	2002 Prevalence
Total Oncologic	516,144	3,132,334
XYOTAX™
Advanced NSC lung	137,600	162,352
Ovarian	25,400	145,831
CT-2106
Small cell lung	34,380	57,983
Colorectal	147,500	930,083
Pixantrone
Breast	212,600	1,836,085

Companies Focused on

Oncology-Chemotherapy Market

Company	Key Products	Market Cap
Pfizer	Camptosar®	$285 B
GlaxoSmithKline	Hycamtin®, Navelbine®	$126 B

Novartis	Femara™, Aredia®, Gleevec™,	$117 B
Sandostatin®, Zometa™

Astra-Zeneca	Arimidex®, Casodex®, Faslodex®,	$78 B
IRESSA®, Nolvadex®, Zoladex®
Eli Lilly	Gemzar®	$78 B
Bristol Myers	Taxol®, Ifex®, Paraplatin®	$56 B
Aventis	Taxotere®, Campto®, Genasense™	$42 B
CTI	XTOTAX™, Pixantrone	$518 M1

[1]	Pro forma market cap

Oncology Market Dynamics

•	“Big pharma” significant sales and marketing presence provides barrier to new marketer entry
•	Novel breakthrough products rapidly adopted and can generate >$1B in annual sales
•	Suggests partnership with multi-nationals for blockbuster product may maximize commercial potential

Commercial Strategy

•	Utilize TRISENOX® to establish a commercial organization
•	Expand TRISENOX® indications to capture market share in blood related cancers (MDS, multiple myeloma) making commercial business profitable
•	Acquire additional products with utility in blood related cancers to expand market share and revenue growth
•	Grow commercial organization to provide demand generating capacity for launch of XYOTAX™

CTI-Novuspharma Merger

Immediate realizable synergies

•	Pixantrone: commercially attractive phase III product
-	May qualify for FDA fast track
-	Potential NDA 2005, market launch 2006
-	US sales could reach $150M+

•	Financially attractive
-	$120M in cash
-	$18-$20M in cost savings

•	Significant operating synergies
-	Critical mass in “global” oncology drug development
-	Increases commercial capabilities and sales potential in EU for expanded TRISENOX® label

Strong Financial Position

•	Pro-forma end Q1 cash position $306 million
-	$111M cash Q1-2003
-	$120M Novuspharma cash Q1-2003
-	$75M convertible offering*
-	Exchange offer 12/02 retired $60M convertible debt
•	Merger offers potential for cost synergies
-	$18M to $20M savings in 2004
•	TRISENOX® U.S. business becoming profitable
-	Allows ability to grow TRISENOX® sales in EU with new indication (MDS)
•	Creates critical mass in cancer drug development and commercialization

*	Gross proceeds

Commercial Operations

Edward F. Kenney

Executive Vice President

Chief Operating Officer

[GRAPHIC]

We’re fighting cancer

Trisenox

(arsenic trioxide) injection

Indicated for the induction or remission and

consolidation for patients with relapsed or

refractory acute promyelocytic leukemia (APL)

[GRAPHIC]

TRISENOX®

•	Product approved US and EU
•	100% CAGR forecasted through 2003
•	$150+ million peak US sales potential
•	Gaining US market share
•	EU penetration limited to initial label (APL)
•	Potential for MDS filing in 2004 allows for re-evaluation of EU commercial potential and strategy

TRISENOX

US Patient Mix

1Q02	1Q03
APL 15%	APL 10%
Myeloma 43%	Myeloma 43%
MDS 29%	MDS 41%
Other 13%	Other 6%

[Graphic]

TRISENOX®

Sales revenues & forecasts

$Millions
$6.0M	$11.7M	$24M	$43.0M
2001	2002	2003(E)	2004(E)

Source for 2004 estimate: CIBC World Markets

Solid Tumors

Commercial opportunity

Taxanes

-	Taxol® (paclitaxel), Taxotere® (docetaxel) most widely used cancer drugs
•	Worldwide sales exceed $2 billion
•	Projected number of patients treated monthly
-	Paclitaxel – 54,700
-	Docetaxel – 26,400
•	70% of taxane use is in 4 tumor types

Worldwide Taxane Sales

2002

Paclitaxel $857M Sales 60% in ovarian and lung cancers

Docetaxel $1,192M WW Sales 33% in ovarian and lung cancers

US Taxane Sales

2001

☐ Paclitaxel        ☐Docetaxel

NSC Lung Cancer    36,526 pts/yr. (Docetaxel) $153M     50,134 pts/yr (Paclitaxel) $280M

Ovarian Cancer     18,002 pts/yr (Paclitaxel) $195M

Breast Cancer     17,837 pts/yr (Docetaxel) $244M     15,923 pts/yr (Paclitaxel) $173M

XYOTAX (polyglutamate paclitaxel)

A safer, potentially more effective taxane

XYOTAX™

Target product profile

	XYOTAX	Paclitaxel	Docetaxel
Premedications	No	Yes	Yes
Infusion time	10 mins	3 hrs	1 hr
Special infusion kits	No	Yes	Yes
Hair loss	No	Yes	Yes
Neuropathy	Infrequent	Frequent	Infrequent
Tolerability	Excellent	Fair	Fair
Efficacy	Superior	—	—

Value Drivers

Drivers of market share

•	Strength of product attributes
-	Efficacy
-	Safety
-	Convenience
•	Reimbursement/third-party provider support
•	Price/dosing schedule for XYOTAX™

Commercial Growth

[GRAPHIC]

TRISENOX® APL label, > 40 trials, 2003

XYOTAX™ Phase III trials, 2003

TRISENOX® Potential MDS label, 2004

XYOTAX™

Potential NDA, 2004

Pixantrone

Phase III trials, 2004

TRISENOX® Potential myeloma label, 2005

XYOTAX™

Potential NSCLC label, 2005

Pixantrone

Potential NDA, 2005

Pixantrone Potential aggressive NHL label, 2006

Research & Clinical Development

Jack W. Singer

Executive Vice President

Research Chair

[GRAPHIC]

We’re fighting cancer

Oncology Pipeline

	Preclinical	Phase I	Phase II	Phase III	NDA	Marketed
TRISENOX®	Approved for relapsed or refractory acute promyelocytic leukemia (APL) Multiple myeloma, myelodysplasia, myelogenous leukemia and other cancers
XYOTAX™	Non-small cell lung and ovarian cancers
Pixantrone	Non-Hodgkin’s lymphoma
CT-2106	Advanced solid tumors
LPAAT-B
inhibitors

TRISENOX®

•	Initial label indication: relapsed/refractory APL
•	Compelling efficacy in other hematologic cancers (multiple myeloma, MDS)
•	Robust safety data base of over 2,300 patients
-	Manageable side effect profile
•	>40 market expansion investigator sponsored trials targeting larger disease targets

TRISENOX®

Impressive efficacy data in MDS

MDS (145 patients, 81 evaluable)

•	32% objective responses including high risk patients
•	Decreases or eliminates RBC and platelet transfusion dependence
-	80% of responding pts became transfusion independent lasting up to 2 yrs
•	Well tolerated, no dose reductions required
•	Exploring label expansion in MDS in US and EU in 2004

Reported at conferences in May, 2003

TRISENOX®

Impressive efficacy data in multiple myeloma

Multiple myeloma (86 patients, 78 evaluable)

•	High response rates in combination with dexamethasone, vitamin C, and melphalan
-	~40% objective responses (≥ PR)
-	~70% disease control
-	Marked improvement in kidney function
•	Well tolerated; manageable side effects
•	Active in patients who failed Velcade™, Thalomid®
•	2 large combination studies in progress
•	Potential for label expansion

Reported at conferences in May, 2003

XYOTAX™

Safer, potentially more effective taxane

•	Links paclitaxel to a “digestible” polymer
•	Accumulates preferentially in tumor tissue
•	Allows entry into cancer cells unlike standard paclitaxel
•	10-minute infusion into peripheral vein; no premedications required
•	Robust clinical development program
-	FDA approved phase III protocols for NSCLC
-	Several phase I/II clinical trials ongoing

XYOTAX™

Phase I/II clinical trials

•	7 phase I trials
-	Single agent
-	Combined with platinates
-	Every other week dosing
-	Combined with radiation
•	4 phase II trials
-	High risk NSC lung cancer
-	Chemotherapy resistant colorectal cancer
-	Chemotherapy resistant ovarian cancer
-	Relapsed/refractory breast cancer

XYOTAX™

Registration strategy & timeline

•	XYOTAX™ pivotal clinical trials to demonstrate
-	Superior survival compared to marketed taxanes in treatment of NSC lung cancer
-	Ease of use
-	Lower overall treatment costs
-	Lower incidence of severe side effects compared to approved agents
•	Submit NSC lung cancer NDA in 2H04
•	Follow-on data in front-line ovarian cancer to supplement market launch

Pixantrone

(from Novuspharma merger)

•	New DNA intercalator with improved efficacy and safety
•	Now in phase III for NHL

[GRAPHIC]

DNA Intercalators

•	Established efficacy
-	Cornerstone of chemotherapy for breast cancer, leukemias, and lymphomas
-	Standard treatment in blood-born tumors – curative
-	Breast cancer – highly effective as adjuvant and frontline therapy
-	Only therapy for advanced forms of multiple sclerosis
•	However – problems with cardiotoxicity
-	Irreversible damage to heart muscle
-	Maximum cumulative dose in patient’s lifetime
-	Prevents use as repeat therapy

DNA Intercalators

with improved efficacy and safety

•	Novuspharma’s approach
-	Alter chemical groups responsible for free-radical production and cardiac toxicity

[GRAPHIC]

•	Target markets
-	Unmet clinical need in second-line therapy (NHL)
-	Replace current DNA intercalators as safer treatment in first-line

Pixantrone

	Doxorubicin	Mitoxantrone	Pixantrone
Efficacy in	+++	++	++++
hematology
Efficacy in	++/+++	++	++
solid tumors
Safety	+	++	++++
(esp. cardiac)

•	Superior anti-tumor activity in P388 and L1210 murine leukemias vs. Dx and Mitox
•	Curative in YC-8 murine lymphoma
•	Wide therapeutic window—effective from 1/3 of MTD
•	Synergism with Cisplatin and Rituxan

Effect of pixantrone and mitoxantrone (MITOX) on survival in the YC-8 lymphoma model (iv/iv + 1,5,9)

[Graphic]

Pixantrone Experimental cardiotoxicity

[Graphic]

Pixantrone

Target product profile

•	Superior safety
-	Cardiac toxicity profile superior to existing agents
-	Not toxic to tissues, eliminates need for central line
-	Less severe nausea and vomiting
•	Impressive efficacy
-	Long lasting complete remissions in heavily treated NHL patients
-	As single agent or in combination with chemotherapy
•	Potential to be used where other anthracyclines cannot
-	Breast cancer in combination with Herceptin®
-	Breast cancer salvage after prior anthracycline therapy
-	Late-stage lymphomas

Pixantrone

•	Extensive clinical trial experience
-	>170 patients
-	7 phase I, II trials
•	Initial market entry into area of high unmet need
-	3rd-line aggressive NHL
-	Currently no approved therapies
-	Market size ~15,000 patients
•	Potential label expansion
-	Relapsed indolent NHL + Rituxan® (phase III)
-	2nd-line combination in high grade NHL (phase II)
-	Salvage breast cancer ± Herceptin® (planned)

Pixantrone

Impressive single agent activity (NHL)

•	High response rates in relapsed/resistant aggressive NHL
-	ORR= >30% (7CRs/5PRs + 5uPRs)
-	Durable responses: TTP >8 months for responders
•	Well tolerated
-	Grade 4 neutropenia 13/33 (40%)
-	Grade 4 anemia/thrombocytopenia 0-1/33 (<3%)
•	28/33 (85%) had maximum prior anthracycline exposure
•	14/33 (42%) received >1,000-1500mg/m2 Pixantrone
•	Encouraging low incidence of cardiac events despite prior anthracycline exposure

Pixantrone

Combination trials

•	Highly active in combination regimens for relapsed/refractory NHL replacing doxorubicin
-	CHOP n=17
•	13 patients evaluable; 6CRs/1PR
-	ESHAP n=21
•	19 patients evaluable; 7CRs/4PRs
•	Highly active in relapsed/refractory indolent NHL
-	FND-R n=9
-	6 patients evaluable; 5CRs/1PR

Preliminary Market Study

% of physicians who would prescribe Pixantrone

by line of therapy

	First Line	Second Line	Third Line
Aggressive	47%	100%	100%
Indolent	27%	67%	67%

-	Almost half of the physicians would try Pixantrone in place of doxorubicin in first line therapy for aggressive patients – mostly for patients with cardiovascular risk factors

CT-2106

Polyglutamate camptothecin

•	Camptothecins (irinotecan, topotecan) approved for colorectal cancer, small cell lung cancer, and relapsed ovarian cancer
•	Highly active class of drugs but limited by toxicity
•	CT-2106 links 20S camptothecin to PG polymer
•	Excellent activity and safety in animal studies
•	Preliminary phase I data
-	13 patients treated at doses from 12 to 75 mg/m2
-	MTD not reached
-	Early evidence of activity
-	Presentation on preliminary results targeted for 4Q03
•	Plan to initiate phase I/II combination study in colorectal and/or small cell cancer in 1H04

LPAAT-ß

Novel cancer target

•	LPAAT-ß cloned and identified as a novel cancer target by CTI scientists
•	Potential broad utility against many types of common cancers
•	Preclinical studies of drug-like inhibitors selectively destroy cancerous cells
•	Plenary presentations at three major cancer meetings in 2002 -2003
•	Potential clinical candidate in 2004

Closing Remarks

James A. Bianco

President and CEO

We’re fighting cancer

[GRAPHIC]

Last 12 Months in Review

Objective

•	Acquire late stage or commercial product
•	Reduce burn rate and secure adequate capital to grow commercial operations and see XYOTAX™ to NDA
•	Advance discussions toward potential XYOTAX™ partner
•	Initiate pivotal XYOTAX™ phase III trials
•	TRISENOX®—profitable operating business
•	Highlight clinical data at key scientific meetings

Status

•	Novuspharma merger
-	Pixantrone in phase III
-	$18-$20m in annual operating synergies
-	$120M balance sheet
•	$75M notes offering
•	Partnership discussions for XYOTAX™ ongoing
•	STELLAR-2, -3, -4 trials FDA approved and enrolling
•	Sales targeted to double to $24M this year
•	ASH, AACR, ASCO, MM, MDS

Key Objectives

Next 12-18 Months

•	Gynecologic Oncology Group to initiate phase III study of XYOTAX™ in ovarian cancer
•	Complete enrollment of pivotal trials in non-small cell lung cancer
•	Successful merger with Novuspharma to maximize cost synergies and efficiencies
•	Initiate pivotal trial of Pixantrone in aggressive relapsed NHL

Key Objectives

Next 12-18 Months

•	Explore TRISENOX® label expansion in MDS in 2004
•	Grow TRISENOX® sales >$40M
•	Submit NDA for XYOTAX™
•	Advance LPAAT inhibitors in development
•	Secure global commercial partner for XYOTAX™

Stock Price Performance

[Graphic]

Community Involvement

International Myeloma Foundation    Education-Treatment-Research

The Leukemia & Lymphoma Society    Fighting Blood-Related Cancers

MMRF Multiple Myeloma Research Foundation

Gilda’s Club Worldwide

The Friends of José Carreras International Leukemia Foundation

Lance Armstrong Foundation

Ronald McDonald House - The House that love built. Seattle

Seattle Center Foundation

MS National Multiple Sclerosis Society

Fred Hutchinson Cancer Research Center

United Way of America

[Graphic] cti

Making cancer more treatable

(c) 2003 Cell Therapeutics Inc